Exhibit 99.1

GW Pharmaceuticals plc Reports Third Quarter 2015 Financial Results and Operational Progress

- Four Phase 3 epilepsy clinical trials underway – First Phase 3 trial fully enrolled -

- U.S. operations established with appointment of new President and headquarters -
- Conference Call Today at 8:00 a.m. EDT, 1:00 p.m. BST -

London, UK, 6 Aug 2015: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the third quarter and nine months ended 30 June 2015.

RECENT OPERATIONAL HIGHLIGHTS

•	U.S. operations update:
o	Seasoned industry executive Julian Gangolli appointed as President, North America and to the GW Board of Directors as Executive Director
o	GW CEO Justin Gover relocates to California from London
o	U.S. operations now comprise 25 employees and will be headquartered in Carlsbad, California

•	Epidiolex® (CBD) childhood epilepsy program:
o	Dravet syndrome – First Phase 3 pivotal trial now fully enrolled with a total of 120 patients, exceeding original target of 100 patients. Top-line data expected early Q1 2016. Second Phase 3 trial on track for top-line data in Q1 2016
o	Lennox-Gastaut syndrome – Two Phase 3 trials underway and on track for top-line data in Q1 2016
o	Tuberous Sclerosis Complex – Phase 3 trial expected to start in Q4 2015
o	Additional clinical development for Epidiolex beyond initial three indications expected to commence during 2016
o	Expanded access program:
▪	Approximately 320 children on treatment at 19 U.S. clinical sites
▪	Approximately 750 children authorized for treatment by FDA under Expanded Access Treatment INDs and 4 U.S. State programs
▪	Additional data expected Q4 2015

•	Orphan/Neurology cannabinoid pipeline product candidates:
o	Phase 2a CBD schizophrenia study complete with data expected H2 2015
o	Phase 2 Cannabidivarin (CBDV) epilepsy study underway with data expected in H1 2016
o	Orphan Drug and Fast Track Designations granted for intravenous CBD in the treatment of Neonatal Hypoxic-Ischemic Encephalopathy (NHIE) from the FDA and recently received from the EMA
o	Plans advancing to commence clinical trials within field of autism spectrum disorders in 2016.

o	Phase 1b/2a study of GWP42002:GWP42003 for the treatment of Recurrent Glioblastoma Multiforme (GBM) is fully recruited with data expected in mid-2016

•	Other cannabinoid pipeline product candidates
o	Second and third Sativex Phase 3 cancer pain trials expected to read out in H2 2015 - First trial did not show a statistically significant difference for Sativex compared with placebo
o	Phase 2 study of GWP42004 in type-2 diabetes underway with data expected in 2016

•	Extensive pre-clinical progress in conjunction with network of academic collaborators addressing:
o	New therapeutic targets:
▪	Autism Spectrum Disorders
▪	Duchenne Muscular Dystrophy
▪	A range of oncology programs
▪	Cachexia
o	Mechanisms of action of Epidiolex in epilepsy

FINANCIAL HIGHLIGHTS

•	Follow-on offering in May 2015 raising total net proceeds after expenses of $193.3 million (£127.5 million).

•	Revenue for the nine months ended 30 June 2015 of £22.9 million ($36.0 million) compared to £22.6 million for the nine months ended 30 June 2014.

•	Loss for the nine months ended 30 June 2015 of £32.3 million ($50.8 million) compared to £14.9 million for the nine months ended 30 June 2014.

•	Cash and cash equivalents at 30 June 2015 of £254.0 million ($398.9 million) compared to £164.5 million as at 30 September 2014.

“GW has unprecedented momentum with four phase 3 trials progressing for Epidiolex in pediatric epilepsy as well as a full pipeline of other early and late stage clinical programmes across a range of indications”, stated Justin Gover, GW’s Chief Executive Officer. “We expect to carry this momentum through the remainder of 2015 as we approach pivotal Phase 3 data for Epidiolex and GW moves confidently forward with preparations for an expected NDA submission in 2016 as well as continuing to build a high quality U.S. commercial infrastructure ahead of commercial launch.”

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the 2015 third quarter financial results today at 8:00 a.m. EDT / 1:00 p.m. BST. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada), or 0800-756-3429 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID #13615856.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Peel Hunt LLP (UK NOMAD)
James Steel / Clare Terlouw	+44 20 7418 8900

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

2015 Third Quarter Financial Results

GW Overview

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 16 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, intellectual property portfolio and regulatory and manufacturing expertise. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex by the end of 2015. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 development for both orphan (Neonatal Hypoxic Ischemic Encepholapthy and glioma) and non-orphan (type 2 diabetes and schizophrenia) indications.

U.S. Operations Update

In June 2015, Julian Gangolli joined GW in the newly created position of President, North America, and has been appointed to the GW Board of Directors. Previously, Mr Gangolli was President of the North American Pharmaceutical division of Allergan Inc., with responsibility for a 1,400-person integrated commercial operation with sales exceeding $3.8 billion in 2014. GW also announced the relocation of the Company’s CEO, Justin Gover, to the U.S. Together, Mr. Gangolli and Mr. Gover will lead GW’s growth in the U.S. and prepare for the expected NDA submission and build the in-house U.S. commercial infrastructure required for a successful commercial launch of Epidiolex. In total, GW now has 25 U.S.-based employees. Mr. Gangolli and Mr. Gover will be based at the U.S. operation in Carlsbad, California.

U.S. Follow-on Offering

In May 2015, GW successfully completed a U.S. follow-on offering on the NASDAQ Global Market issuing a total of 1,840,000 American Depositary Shares (“ADSs”) at a price of $112.00 per ADS. This total included the full exercise of the underwriters option to purchase an additional 240,000 ADSs and resulted in total net proceeds after expenses of approximately $193.3 million (£127.5 million). The funds raised in this offering are primarily intended to support further expansion of GW’s Epidiolex manufacturing capability and build-up of inventory in preparation for U.S. launch, if Epidiolex is approved; clinical development of other orphan indication opportunities for Epidiolex, with an initial focus on Tuberous Sclerosis Complex; the advancement of other pipeline opportunities, including an intravenous CBD formulation in the treatment of Neonatal Hypoxic-Ischemic Encephalopathy (NHIE); pre-launch commercialization activities for Epidiolex in the United States; and for other general corporate purposes.

Epilepsy Drug Development Programs

GW’s epilepsy franchise centers around two product candidates, Epidiolex, a liquid formulation of pure plant-derived cannabidiol (CBD), and GWP42006 (CBDV). GW is currently pursuing the development of CBD for a series of individual orphan epilepsy-related indications providing GW with significant new market opportunities. These development programs are funded completely by GW and GW retains all rights to commercialize any and all products that evolve from these programs.

Epidiolex®

GW is undertaking a formal development program for Epidiolex in the field of severe, drug-resistant childhood epilepsy with initial focus on conducting formal development programs for Epidiolex in the treatment of three indications - Dravet syndrome, Lennox-Gastaut syndrome (LGS) and Tuberous Sclerosis Complex (TSC). The Company has to date received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for Epidiolex for the treatment of both Dravet syndrome and LGS. Additionally, GW has received Fast Track Designation from the FDA and Orphan Designation from the European Medicines Agency (EMA) for Epidiolex for the treatment of Dravet syndrome.

Investigations to clarify the pharmacological targets which underlie CBD’s anticonvulsant effects are on-going. Overall, CBD is likely to be acting via more than one mechanism of action with the effect of reducing neuronal hyperexcitability. Importantly, the anti-seizure effects of CBD are not dependent on cannabinoid receptors, nor on sodium channels.

Dravet Syndrome

GW commenced a Phase 2/3 clinical trial of Epidiolex for Dravet syndrome in October 2014. This trial is designed as a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are not responding adequately to other anti-epileptic drugs. Part one was completed in February 2015, and included a dose-ranging pharmacokinetic and safety evaluation in a total of 34 patients over a 3 week treatment period.

Following a review of the Part A data by an independent panel, Part B of the trial commenced in March 2015 and is a Phase 3 pivotal placebo-controlled safety and efficacy evaluation of Epidiolex over a 3-month treatment period. The sample size for this trial was increased from an original 80 patients to 100 patients. Recruitment into the study has been rapid, with even the revised target sample size of 100 patients being exceeded, and this study is now fully recruited with a total of 120 patients.

In April 2015, GW commenced an additional dose-ranging Phase 3 trial in Dravet syndrome which is recruiting 150 patients. Recruitment is going well in this study.

GW expects to report top-line results from the first pivotal safety and efficacy study early in the first quarter of 2016 and results from the second Phase 3 trial in the first quarter of 2016. Both of these studies will be substantially larger than any previously published controlled trial in Dravet syndrome The primary measure of efficacy in both trials will be the comparison between Epidiolex and placebo in the percentage change from baseline in number of convulsive seizures per month.

Lennox-Gastaut Syndrome (LGS)

GW has commenced two Phase 3 trials of Epidiolex in LGS. The first trial is expected to recruit 100 patients and the second is expected to recruit 150 patients. The Company expects to report top-line results from both trials in the first quarter of 2016. The primary measure of efficacy in both trials will be the comparison between Epidiolex and placebo in the percentage change from baseline in number of drop attacks per month.

Tuberous Sclerosis Complex (TSC)

Based on the findings in the physician-led expanded access program, GW announced earlier this year that its third target indication will be TSC and expects to commence Phase 3 clinical development in the fourth quarter of 2015. TSC is a genetic disorder that causes non-malignant tumors to form in many different organs, with the brain and skin being the most commonly affected tissues. TSC results from a mutation in tumor suppression genes TSC1 or TSC2 and is estimated to affect approximately 50,000 patients in the United States. The most common clinical feature of TSC is epilepsy, which occurs in 75 − 90% of patients, about 70% of whom experience seizure onset in their first year of life. Approximately 60% of these TSC patients (or approximately 25,000 of patients in the United States) have treatment-resistant seizures. There are significant co-morbidities associated with TSC including cognitive impairment in 50%, autism spectrum disorders in up to 40% and neurobehavioral disorders in over 60% of individuals with TSC.

Epidiolex U.S. Expanded Access Program

In parallel with the Company’s formal clinical trial program, the FDA has granted 20 intermediate expanded access INDs to independent physician investigators in the U.S to treat a total of approximately 450 children and young adults suffering from intractable epilepsy with Epidiolex. In addition, the FDA has granted further INDs to treat 300 additional patients under expanded access programs supported by 4 U.S. states and for which GW is supplying Epidiolex. The FDA may authorize expanded access programs to facilitate access to investigational drugs for treatment use for patients with a serious or immediately life-threatening disease or condition who lack therapeutic alternatives.

On 22 April 2015, at the American Academy of Neurology Annual Meeting, physician reports of clinical effect data on 137 children and young adults with treatment-resistant epilepsy treated with Epidiolex under expanded access INDs for a period of at least 12 weeks was presented in a poster by Devinsky, O. et al. These data are from eleven U.S. hospital sites. In addition, physician reports of safety data were presented on 213 patients (137 patients with 12 weeks treatment effect data plus additional patients still in their first 12 weeks of treatment or who withdrew from treatment). These data, which are available on the GW corporate website, suggest consistent signals of clinical safety and efficacy with good tolerability and a low rate of withdrawls. The Epidiolex response is seen particularly in the Dravet syndrome and LGS patient populations, but is also evident across a range of other types of pediatric epilepsy.

GW expects additional clinical effect data to be reported at upcoming medical meetings during the fourth quarter of 2015.

CBDV (cannabidivarin) Development Program

GW is developing a second epilepsy product candidate, GWP42006, which features the non-psychoactive cannabinoid CBDV as the primary cannabinoid. CBDV is distinct in chemical structure to CBD and has shown anti-seizure properties across a range of in vitro and in vivo models. GW has completed a Phase 1 trial of GWP42006 by the oral and intravenous route in 66 healthy subjects. In this trial, GWP42006 was well tolerated even at the highest tested dose. There were no serious or severe adverse events, nor any withdrawals due to adverse events.

In May 2015, GW commenced a Phase 2 study of GWP42006 in patients with epilepsy and expects data from that study in the first half of 2016. GWP42006 has the potential for development in the field of pediatric epilepsy as well as the broader epilepsy market.

CBD/CBDV Intellectual Property Portfolio

GW’s patent portfolio related to the use of CBD and/or CBDV includes fourteen patent families containing one or more pending and/or issued patents with claims in the treatment of epilepsy, compositions, extraction techniques, CBD and CBDV extracts and highly purified plant-derived CBD. These include Notices of Allowance from the U.S. Patent and Trademark Office for patent applications protecting the use of CBD in the treatment of partial seizures and for CBDV in the treatment of patients with epilepsy. The issued patents from these applications will provide an exclusivity period until June 2030 and March 2031 respectively.

Other Orphan/Neurology Pipeline Programs

Schizophrenia

GW’s product candidate, GWP42003, has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. The mechanism of GWP42003 does not appear to rely on the dopamine D2 receptor augmentation of standard antipsychotics and therefore has the potential to offer a novel treatment option in this therapeutic area.

An 80-patient placebo-controlled Phase 2a trial of GWP42003 for the treatment for schizophrenia is now complete with top line data expected in the second half of 2015.

Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)

NHIE is acute or sub-acute brain injury resulting from deprivation of oxygen during birth (hypoxia). GW estimates 6,500 to 12,000 cases of NHIE occur in the U.S. each year. Of these, 35% are expected to die in early life and 30% are expected to develop persistent neurologic disability. There are currently no FDA-approved medicines specifically indicated for NHIE. The current standard of care for NHIE patients is to induce whole-body hypothermia. Even if a patient is put into induced hypothermia there is still a significant rate of morbidity and mortality, with a meta-analysis of the available data revealing a 27% death rate. Among the patients who survive NHIE, 28% suffer from major neurodevelopment issues and 26% develop Cerebral Palsy.

GW intends to commence a clinical development program with the FDA and expects to start a Phase 1 clinical study in healthy volunteers for an intravenous CBD formulation in the treatment of NHIE in the fourth quarter of 2015. GW has received Orphan Drug and Fast Track Designations from the FDA for CBD for the treatment of NHIE and has recently received Orphan Designation from the European Medicines Agency for the treatment of Perinatal Asphyxia, an alternate term that describes the same condition.

Autism Spectrum Disorders

Many of the pediatric intractable epilepsy conditions within the Epidiolex Expanded Access Program share considerable overlap with Autism Spectrum Disorders (ASD). Early clinical observations from treating physicians suggest a potential role for cannabinoids in addressing problems associated with ASD; they may be able to reverse deficits in cognition, behaviour and communication. Consequently, there are several ongoing initiatives within GW to evaluate a range of cannabinoids in pre-clinical models of ASD, with a focus on, but not limited to, those caused by single genetic aberrations. These conditions often fall within the orphan disease space and GW is working with investigators to gain clinical experience in the use of different cannabinoids with the aim to commence clinical trials in 2016.

Glioma

GW is testing its product candidate GWP42002:GWP42003 in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor which is considered a rare disease by the FDA and the EMA. In pre-clinical models, GW has shown these cannabinoids used together to be orally active in the treatment of glioma xenografts and have shown tumor response to be positively associated with tissue levels of cannabinoids.

GW has commenced a Phase 1b clinical trial in patients with recurrent GBM. The first phase of this trial, which is now complete, was an open-label safety evaluation of GWP42002:GWP42003 in combination with dose-intense temozolomide. Safety data from this initial patient cohort was assessed by the independent safety monitoring board and their approval given to proceed into a 20 patient placebo-controlled phase. This second phase is now fully recruited and data expected in mid-2016.

Other Pipeline Programs

Sativex in Cancer Pain

Sativex is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and CBD. GW is currently evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care.

In January 2015, GW announced top-line results from the first of three Sativex pivotal Phase 3 cancer pain trials. In this first trial, Sativex (as adjunctive treatment to optimized chronic opioid therapy) was well tolerated but did not meet the primary endpoint of demonstrating a statistically significant difference from placebo. GW has two additional pivotal Phase 3 trials ongoing which are due to report top-line data in the second half of 2015. Since the two ongoing Phase 3 trials are studying the same patient population and use the same endpoints, GW considers that the probability of success in these trials is low.

The costs of the Phase 3 cancer pain program are fully funded by Otsuka Pharmaceutical Co. Ltd, who hold exclusive rights to commercialize Sativex in the U.S.

Sativex in Multiple Sclerosis (MS)

Sativex is currently approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the U.S. In the U.S., a request for Special Protocol Assessment (“SPA”) has been submitted to the FDA for a proposed single Phase 3 study.

Type-2 Diabetes

GW is testing its product candidate GWP42004 in the treatment of type-2 diabetes. GWP42004 is an orally administered product which features plant-derived tetrahydrocannabivarin (THCV) as its active ingredient. THCV is distinct from THC and does not share its intoxicating psychoactive effects. Pre-clinical models have shown evidence of pancreatic islet cell protection, and an earlier small scale proof of concept study have shown GWP42004 to have promising effects on glucose and insulin status in patients with Type 2 diabetes. The ongoing study will compare the efficacy, safety and tolerability of three doses of GWP42004 with placebo in a total of 200 patients and is expected to report data in 2016. GW believes that if the Phase 2 study confirms the earlier Phase 2 findings, GWP42004 would have the potential to offer a novel orally-administered treatment option in this large potential market.

Pre-clinical developments

In addition to GW’s extensive in-house research organization, the Company has established a global network of leading scientists in the cannabionoid field including 34 academic institutions in nine countries. GW’s proprietary cannabinoid product platform allows the Company to discover, develop and commercialize additional novel first-in-class cannabinoid products across a broad range therapeutic areas. Some of the more advanced programs include:

•	The use of CBD in Duchenne muscular dystrophy (DMD), the most common inherited lethal childhood orphan disease in the world, where the discovery of a “membrane stress hypothesis” leads researchers to conclude that muscle cells respond positively to CBD by increasing metabolic output and improving mitochondrial function,
•	In Glioma, research suggests that a combination of cannabinoids with other anticancer agents can eliminate GICs (Glioma Initiating Cells) which can cause recurrence of tumors after surgery. These findings are significant as GICs are resistant to most anticancer therapies and therefore reduce the apparent effectiveness of conventional brain cancer therapies,
•	The use of the cannabinoid CBG in the treatment of chemotherapy-induced cachexia where pre-clinical data supports a multi-modal action that includes a protective effect on overall loss of muscle mass, stimulation of feeding, and a normalized metabolic profile,
•	In ovarian cancer, pre-clinical research has demonstrated the ability for CBD to act as a cytotoxic medicine, killing cancer cells or stopping them from multiplying, possibly offering a new, more tollerable form of chemotherapy.

GW Investor Conference Activity

GW expects to present at the following investor conferences in September 2015: Morgan Stanley Global Healthcare Conference in New York City and the Bank of America Merrill Lynch Healthcare Conference in London.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. GW presents its condensed consolidated financial information in pounds sterling.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 30 June 2015, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the three and nine months ended 30 June 2015 have been translated into U.S. dollars at the rate on 30 June 2015 of $1.5703 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

GW generates revenue from Sativex product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. The accounting policies that GW applies in recognizing these revenues are set out in detail in Note 2 to the consolidated financial statements for the year ended 30 September 2014 included in the Company’s 2014 20-F and UK annual report for the year ended 30 September 2014 (both available from GW’s website at www.gwpharm.com).

The principal factors affecting GW’s profitability and operating cash flow are the amount and timing of GW-funded research and development expenditure, the rate of growth of Sativex product revenues, the amount of development and approval milestone receipts from the Company’s commercial partners.

Expenditure on research and development activities is recognised as an expense in the period in which the expense is incurred. A proportion of GW’s research and development expenditure is funded by the Company’s collaboration partners. GW refers to this as “partner-funded research and development expenditure”. Most of this expenditure currently relates to the Sativex cancer pain development for the U.S. market which is wholly funded by Otsuka.

GW also incurs research and development expenditures that are funded from GW’s own cash resources. This typically relates to core research and development spend on the Company’s staff and research facilities plus spend on the Epidiolex development program and certain pipeline product Phase 2 trials, currently in the areas of adult epilepsy, glioma, schizophrenia, and type-2 diabetes. GW refers to this as “GW-funded research and development expenditure.”

Management and administrative expenses consist primarily of salaries, employer payroll taxes and benefits related to GW’s executive, finance, business development and support functions. Other management and administrative expenses include costs associated with managing commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company on NASDAQ in the U.S. and on the AIM Market in the United Kingdom, including insurance, general administration overhead, investor relations, legal and professional fees, audit fees and fees for taxation services.

Net foreign exchange losses primarily result from unrealized losses on translating the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to pounds sterling exchange rate.

As a UK resident trading entity, GW is subject to UK corporate taxation. GW’s tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As a company that carries out extensive research and development activities, GW benefits from the UK research and development tax credit regime, whereby the Company’s principal research subsidiary company, GW Research Limited, is able to surrender the trading losses that arise from its research and development activities for a cash rebate. This has resulted in a tax credit for each of the periods reported herein, as disclosed in the tax benefit line of the condensed consolidated income statements.

Results of Operations:

Comparison of the three months ended 30 June 2015 and 30 June 2014:

Revenue

Total revenue for the three months to 30 June 2015 was £8.6 million, compared to £7.6 million for the three months ended 30 June 2014. This increase of £1.0 million comprises:

•	£1.2 million increase in research and development fees to £7.2 million for the three months ended 30 June 2015 from £6.0 million for the three months ended 30 June 2014. The increased research and development fees reflect increased research and development expenditure which has been recharged to Otsuka. Further details of this are given in the expenditure section below.
•	£0.2 million decrease in Sativex product sales revenues to £1.1 million for the three months ended 30 June 2015 compared to £1.3 million for the three months ended 30 June 2014.

Sativex in-market sales volumes sold by GW’s commercial partners for the three months ended 30 June 2015 were 8% higher than the three months ended 30 June 2014. GW’s sales volume to partners increased by 11% in the three months ended 30 June 2015 compared to the three months ended 30 June 2014 due to increased shipments to Spain compared to the prior period. This increase in volume has been offset by continued price erosion in key territories.

Cost of sales

Cost of sales for the three months ended 30 June 2015 of £0.7 million represents an increase of £0.1 million from the £0.6 million recorded in the three months ended 30 June 2014 due to increased vial shipments.

Research and development expenditure

Total research and development expenditure for the three months ended 30 June 2015 of £20.8 million increased by £10.6 million compared to the £10.2 million incurred in the three months ended 30 June 2014.

Partner funded research and development expenditure increased by £1.2 million to £7.2 million for the three months ended 30 June 2015 from £6.0 million for the three months ended 30 June 2014. This increase reflects increased expenditure as we near the completion of the two remaining Sativex Phase 3 cancer pain trials.

GW-funded research and development expenditure increased by £9.4 million to £13.6 million for the three months ended 30 June 2015 from £4.2 million for the three months ended 30 June 2014. The increase is due to:

•	£4.2 million increase in epilepsy and other GW-funded clinical program costs reflecting the costs associated with GW's ongoing Phase 3 Dravet and Lennox-Gastaut syndrome Epidiolex studies, cost of our other pipeline studies and costs of providing regulatory support and Epidiolex under FDA-authorized expanded access INDs.
•	£3.1 million increase in staff and employment-related expenses resulting from increased headcount as the Group expands its team in the UK and the U.S. to enable execution of the epilepsy development program.

•	£1.1 million increase in costs of growing an increased volume of plant material for the Epidiolex development program.
•	£1.0 million increase in depreciation of R&D assets and other property-related overheads.

Management and administrative expenses

Management and administrative expenses for the three months ended 30 June 2015 of £3.0 million increased by £0.6 million compared to the £2.4 million incurred in the three months ended 30 June 2014. This net increase reflects:

•	A £1.1 million increase in respect of pre-launch commercialization costs in the U.S.
•	A £0.2 million increase in respect of increased accountancy, audit and investor relation costs arising from GW's U.S. listing and Sarbanes-Oxley compliance.
•	A £0.2 million increase in respect of property and travel costs, primarily to the U.S. by staff involved in the establishment of U.S. based operations.
•	A £0.9 million decrease in the charge in respect of the provision for payroll taxes on unrealized staff share option gains.

Net foreign exchange losses

Net foreign exchange gains/(losses) for the three months ended 30 June 2015 was a loss of £8.9 million, an increased loss of £7.2 million compared to the £1.7 million loss recorded for the three months ended 30 June 2014. In both periods the loss recognized relates to the remeasurement of the Group’s U.S. dollar denominated cash deposits to pounds sterling in the period to 30 June 2015. The Sterling to U.S. dollar exchange rate has moved from 1.4850 at 31 March 2015 to 1.5703 at 30 June 2015. Dollar denominated cash deposits totalled $305 million (£193.9 million equivalent) at 30 June 2015 and averaged $214 million in the period (£136.4 million equivalent).

Taxation

The tax benefit was £3.3 million for the three months ended 30 June 2015. This represents an increase of £2.9 million compared to a £0.4 million benefit recorded in the three months ended 30 June 2014.

In the three months ended 30 June 2015, GW recorded a tax benefit of £3.3 million made up of the recognition of an accrued £3.4 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 30 June 2015. This was offset by a £0.1 million reduction in the deferred tax asset held by the Group’s commercial subsidiary GW Pharma Limited, as the company utilizes brought forward losses to offset against its current period profits.

In the three months ended 30 June 2014, the tax benefit was £0.4 million. This was made up of a £0.7 million research and development tax credit claim that the Group expected to submit at the year end in respect of research and development expenditure incurred. This was offset by a £0.3 million reduction to the deferred tax asset held by the Group’s commercial subsidiary GW Pharma Limited, as the company utilizes brought forward losses to offset against its current period profits.

Profit/Loss

The Group reported a loss after tax for the three months ended 30 June 2015 of £21.4 million compared with a loss after tax for the three months ended 30 June 2014 of £6.9 million.

Results of Operations:

Comparison of the nine months ended 30 June 2015 and 30 June 2014:

Revenue

Total revenue for the nine months to 30 June 2015 was £22.9 million, compared to £22.6 million for the nine months ended 30 June 2014. This increase of £0.3 million comprises:

•	£0.5 million increase in research and development fees to £18.7 million for the nine months ended 30 June 2015 compared to £18.2 million for the nine months ended 30 June 2014. This increase reflects increased research and development costs recharged to Otsuka, further details of which are given in the expenditure section below.
•	£0.1 million increase in development and approval milestones to £0.1 million for the nine months ended 30 June 2015 compared to £nil for the nine months ended 30 June 2014.
•	£0.3 million decrease in Sativex product sales revenues to £3.1 million for the nine months ended 30 June 2015 compared to £3.4 million for the nine months ended 30 June 2014.

Sativex in-market sales volumes sold by GW’s commercial partners for the nine months ended 30 June 2015 were 23% higher than the nine months ended 30 June 2014. GW’s sales volume to partners increased by 15% in the nine months ended 30 June 2015 compared to the nine months ended 30 June 2014 due to increased shipments to Germany and Italy compared to the prior period.

Sativex product sales revenue continues to be negatively impacted by the decision in January 2015 of the Italian Medicines Agency to impose a maximum budget for Sativex sales in Italy for 2013 and 2014. This budget has been exceeded, and therefore reimbursement may be required for the excess. An additional £0.2 million rebate provision was recognized in the nine months ended 30 June 2015 reflecting management’s best estimate of the probable settlement. The Group continues to recognize revenue on Italian shipments on a restricted basis as a result of this.

Cost of sales

Cost of sales for the nine months ended 30 June 2015 of £1.9 million represents an increase of £0.3 million compared to the £1.6 million recorded in the nine months ended 30 June 2014. This increase reflects the growth in the volume of Sativex inventory shipped to commercial partners in the nine months ended 30 June 2015.

Research and development expenditure

Total research and development expenditure for the nine months ended 30 June 2015 of £51.3 million increased by £20.1 million compared to the £31.2 million incurred in the nine months ended 30 June 2014.

Partner funded research and development expenditure increased by £0.5 million to £18.7 million for the nine months ended 30 June 2015 from £18.2 million for the nine months ended 30 June 2014. This increase reflects increased expenditure as we near the completion of the two remaining Sativex Phase 3 cancer pain trials.

GW-funded research and development expenditure increased by £19.6 million to £32.6 million for the nine months ended 30 June 2015 from £13.0 million for the nine months ended 30 June 2014. The increase is due to:

•	£8.8 million increase in epilepsy and other GW-funded clinical program costs reflecting the costs associated with GW's ongoing Phase 3 Dravet and Lennox-Gastaut syndrome Epidiolex studies, cost of our other pipeline studies and costs of providing regulatory support and Epidiolex under FDA-authorized expanded access INDs.

•	£6.3 million increase in staff and employment-related expenses as a result of increased headcount as the Group expands its team in the UK and the U.S. to enable execution of the epilepsy development program.
•	£2.5 million increase in costs of growing an increased volume of high CBD plant material for the Epidiolex development program.
•	£2.0 million increase in depreciation of R&D assets and other property-related overheads.

Management and administrative expenses

Management and administrative expenses for the nine months ended 30 June 2015 of £7.6 million increased by £2.1 million compared to the £5.5 million incurred in the nine months ended 30 June 2014. This net increase reflects:

•	A £2.7 million increase in respect of pre-launch commercialization costs in the U.S.
•	A £0.6 million increase in respect of increased accountancy, audit and investor relation costs arising from GW's U.S. listing and Sarbanes-Oxley compliance.
•	A £0.4 million increase in respect of property and travel costs, primarily to the U.S. by staff involved in the establishment of U.S. based operations.
•	A £1.6 million decrease in respect of employee-related expenses, comprising:
o	a £1.9 million decrease in the charge in respect of the provision for payroll taxes on unrealized staff share option gains; and offset by
o	a £0.3 million increase in payroll costs driven by increased headcount.

Net foreign exchange losses

Net foreign exchange gains/(losses) for the nine months ended 30 June 2015 was a loss of £0.7 million, a decreased loss of £1.5 million compared to the £2.2 million loss recorded for the nine months ended 30 June 2014. In both periods the loss recognized relates to the remeasurement of the Group’s U.S. dollar denominated cash deposits to pounds sterling in the period to 30 June 2015. Dollar denominated cash deposits totalled $305 million (£193.9 million equivalent) at 30 June 2015 and averaged $237 million in the period (£150.7 million equivalent).

Taxation

The tax benefit was £6.1 million for the nine months ended 30 June 2015, which represents an increase of £3.1 million compared to a £3.0 million benefit recorded in the nine months ended 30 June 2014.

In the nine months ended 30 June 2015, GW recorded a tax benefit of £6.1 million made up of: (i) the recognition of an accrued £6.1 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the nine months ended 30 June 2015; (ii) the recognition of an additional £0.2 million of research and development tax credits in respect of the year ended 30 September 2014 in its principal research subsidiary, GW Research Limited, as part of the process for finalising tax returns for that period and; (iii) recording of £0.2 million of deferred tax expense due to the fact that previously recognized losses have been utilized to offset profits earned in the nine months ended 30 June 2015 by GW Pharma Limited.

In the nine months ended 30 June 2014, GW recorded a tax benefit of £3.0 million due to: (i) the recognition of an accrued £3.1 million research and development tax credit expected to be claimable at year end by GW Research Limited in respect of the research and development expenditure incurred in the nine months ended 30 June 2014; (ii) the recognition of an additional £0.3 million of research and development tax credits in respect of the year ended 30 September 2013 in its principal research subsidiary, GW Research Limited, following the submission of the tax returns for that period; (iii) the recognition of an additional £0.3 million deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset future trading profits by GW Pharma Limited, the Group's principal commercial trading subsidiary, during the period and (iv) recording of £0.7 million of deferred tax expense in recognition of the fact that some of these losses will be utilized on profits earned in the period by GW Pharma Limited.

Profit/Loss

The Group reported a loss after tax for the nine months ended 30 June 2015 of £32.3 million compared with a loss after tax for the nine months ended 30 June 2014 of £14.9 million.

Liquidity and Capital Resources

Cash Flow

Net cash outflow from operating activities for the nine months ended 30 June 2015 of £24.1 million was £21.7 million higher than the £2.4 million outflow from operating activities for the nine months ended 30 June 2014, principally reflecting the increase in investment in Epidiolex and other pipeline research and development activities and additional tax benefit.

Capital expenditure for the nine months ended 30 June 2015 of £14.1 million, consisting primarily of ongoing upgrades to our cannabinoid extraction and Epidiolex manufacturing and growing facilities, was £9.3 million higher than the £4.8 million for the nine months ended 30 June 2014.

Net cash flow from financing activities decreased by £13.0 million to a £128.4 million inflow in the nine months ended 30 June 2015 compared to a £141.4 million inflow for the nine months ended 30 June 2015 due to a £5.3 million reduction in one-off warrant exercise proceeds, a £5.2 million reduction in one-off fit out funding receipts, a £3.7 million reduction in proceeds on the exercise of employee share options, offset by a £1.2 million increase in net new equity funding.

As at 30 June 2015, GW had a closing cash position of £254.0 million compared to £164.5 million as at 30 September 2014.

Property, plant and equipment

Property, plant and equipment at 30 June 2015 increased by £14.7 million to £26.3 million from £11.6 million at 30 September 2014. This increase reflects the upgrade and expansion of new cannabinoid extraction facilities and growing facilities for Epidiolex production.

Inventories

Inventories at 30 June 2015 remained consistent at £4.8 million compared with the £4.8 million at 30 September 2014. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £nil million realizable value provision (30 September 2014: £0.4 million). During the nine months ended 30 June 2015, the provision for inventories reduced by £0.4 million as a result of having utilized some of the Group’s previously provided for inventory in research and development.

Trade receivables and other receivables

Trade receivables and other receivables at 30 June 2015 increased by £0.1 million to £2.0 million from £1.9 million at 30 September 2014. This is due to an increase in prepaid rent as a result of the timing of rental invoices.

Trade and other payables

Current trade and other payables at 30 June 2015 increased by £9.8 million to £22.2 million from £12.4 million at 30 September 2014. This increase reflects a £10.5 million increase in trade payables and accruals as a result of the continued expansion of GW funded clinical trials and manufacturing capability offset by a £0.7 million decrease in the provision held for revenue rebates to our commercial partners.

Non-current trade and other payables at 30 June 2015 increased by £0.4 million to £8.3 million from £7.9 million at 30 September 2014. This reflects a £0.4 million increase resulting from accrued interest on the finance facility provided by the Group’s landlord for the cannabinoid extraction facility current under construction.

Headcount

Average headcount for the nine months ended 30 June 2015 was 313 (30 June 2014: 217).

Guidance

We now expect core cash outflow before equity receipts for the 2015 financial year to be in the range of £63-£66 million ($98-$103 million). This is lower than the £72 million ($110 million) previously guided and is primarily due to timing of capital expenditure.

RISKS AND UNCERTAINTIES

A detailed analysis of the risks that the Group faces is set out in the Company’s Annual Report on Form 20-F filed by the Company with the SEC on 4 December 2014 and was updated in the Company’s Prospectus Supplement as filed with the SEC on 28 April 2015. The following summary of key risks for the Group are as highlighted below:

•	Until we obtain regulatory approval for a product other than Sativex, our future success will depend heavily on the continued successful commercialisation of our only approved product, Sativex, which is currently being commercialized for MS spasticity outside the United States.
•	In addition to Sativex for MS spasticity, our success will depend on our ability to successfully commercialise our product pipeline, including Epidiolex for Dravet syndrome and LGS and Sativex for cancer pain, none of which may receive regulatory approval or be successfully commercialized. As previously reported, the results of the first of three Phase 3 cancer pain trials to be completed for Sativex did not show a statistically significant difference for Sativex compared with placebo. Since the two ongoing Phase 3 trials are studying the same patient populations and use the same endpoints, we consider the probability of success in these trials as low.
•	In respect of our product candidates targeting orphan indications, there is no assurance that we will successfully obtain orphan drug exclusivity for any of our product candidates. Even if we obtain orphan drug exclusivity for any of our product candidates this exclusivity may afford limited protection and may be lost if the FDA later determines that the request for designation was materially defective, or if we are unable to assure sufficient quantity of the drug. Further if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.
•	Expanded access studies are uncontrolled, carried out by individual physician investigators independent from GW, and not always conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from one seen in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, although they may provide supportive safety information for regulatory review. These studies contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information, including the statistical principles that the independent physician investigators have chosen to apply to the data, may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in these trials. Reliance on such information may lead to Phase 2 and/or Phase 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent GW’s ability to seek approval of Epidiolex.

•	We expect to face intense competition, often from companies with greater resources and experience that we have. If we are unable to scale up and compete successfully our commercial opportunities may be reduced. In addition, there are non-FDA approved CBD preparations being made available from companies in the medical marijuana industry, which may be competitive to Epidiolex.
•	Problems in our manufacturing process, failure to comply with manufacturing regulations, unexpected increases in our manufacturing costs or an inability to meet unexpected demands for our products could harm our business, results of operations and financial condition.
•	Sativex, Epidiolex and our other product candidates contain controlled substances, the use of which may generate public controversy around our business which could negatively impact the commercial success of any of our approved products or the future development of our product candidates.
•	If the price for Sativex or any future approved products decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels our revenue and prospects for profitability will suffer.
•	We have significant and increasing liquidity needs and may require additional funding. There is no guarantee we will be able to raise such additional funding or raise such funding on reasonable terms.
•	Any failure by us to comply with existing or future regulations could harm our reputation and operating results.
•	Legislative or regulatory reform of the health care system, or the laws governing the use of marijuana for medicinal or recreational use, in the United States and foreign jurisdictions may affect our ability to profitably sell our products, if approved.
•	Our ability to research, develop and commercialize Sativex and our product candidates is dependent on our ability to maintain licenses relating to the cultivation, possession and supply of controlled substances.
•	Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination.
•	We may not be able to maintain and protect our proprietary technology and assets and third parties may assert that we infringe their patents and proprietary rights, which could impair our proprietary cannabinoid product platform and commercial opportunities and adversely affect our operating profits.
•	We depend substantially on the commercial expertise of our collaboration partners, and rely on Otsuka’s funding of the clinical program for Sativex in cancer pain and MS. Should the results of another Phase 3 cancer pain trial for Sativex fail to show a statistically significant difference for Sativex compared with placebo we cannot be certain that Otsuka will not terminate their agreement.
•	Sativex and the other product candidates we are developing will be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition. Failure to comply with these laws and regulations may also harm our reputation.
•	New investors may experience future dilution as a result of future issues of equity.
•	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

GW continues to face a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining three months of the financial year and could cause actual results to differ materially from expected and historical results.

The directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the 3 and 9 months ended 30 June 2015.

The directors do not consider that the principal risks and uncertainties have changed since the Annual Report on Form 20-F for the year ended 30 September 2014 and the prospectus supplement for the follow-on offering which were filed by the Group with the SEC on 4 December 2014 and 28 April 2015, respectively.

Related party transactions

The Group did not enter into any related party transactions during the period.

Justin Gover	Adam George
Chief Executive Officer	Chief Financial Officer

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is also advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 clinical development for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected in this news release and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statement

Three months ended 30 June 2015

		Three months ended		Three months ended		Three months ended
		30 June		30 June		30 June
	Notes	2015		2015		2014
		$000’s		£000’s		£000’s
Revenue	2	13,550		8,629		7,611
Cost of sales		(1,132)		(721)		(642)
Research and development expenditure	3	(32,726)		(20,841)		(10,169)
Management and administrative expenses		(4,686)		(2,984)		(2,367)
Net foreign exchange loss		(13,899)		(8,851)		(1,744)
Operating loss		(38,893)		(24,768)		(7,311)
Interest income		72		46		24
Interest expense		(33)		(21)		(20)
Loss before tax		(38,854)		(24,743)		(7,307)
Tax benefit	4	5,210		3,318		379
Loss for the period		(33,644)		(21,425)		(6,928)

Loss per share – basic and diluted	5	(13.3	c)	(8.5	p)	(3.2	p)

All activities relate to continuing operations.

GW Pharmaceuticals plc

Condensed consolidated income statement

Nine months ended 30 June 2015

		Nine months ended		Nine months ended		Nine months ended
		30 June		30 June		30 June
	Notes	2015		2015		2014
		$000’s		£000’s		£000’s
Revenue	2	36,030		22,945		22,626
Cost of sales		(3,038)		(1,935)		(1,640)
Research and development expenditure	3	(80,599)		(51,328)		(31,207)
Management and administrative expenses		(11,904)		(7,581)		(5,493)
Net foreign exchange loss		(1,055)		(672)		(2,223)
Operating loss		(60,566)		(38,571)		(17,937)
Interest income		253		161		80
Interest expense		(94)		(60)		(59)
Loss before tax		(60,407)		(38,470)		(17,916)
Tax benefit	4	9,642		6,140		2,975
Loss for the period		(50,765)		(32,330)		(14,941)

Loss per share – basic and diluted	5	(21.0	c)	(13.4	p)	(7.4	p)

All activities relate to continuing operations.

Condensed consolidated statement of comprehensive loss

For the nine months ended 30 June 2015

	Nine months ended 30 June 2015 £000’s	Nine months ended 30 June 2014 £000’s
Loss for the period	(32,330)	(14,941)
Items that may be reclassified subsequently to profit or loss
Exchange differences on retranslation of foreign operations	(20)	-
Other comprehensive loss for the period	(20)	-
Total comprehensive loss for the period	(32,350)	(14,941)

GW Pharmaceuticals plc

Condensed consolidated statement of changes in equity

Nine months ended 30 June 2015

	Called-up	Share
	share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2013	178	84,005	20,184	(68,965)	35,402
Issue of share capital	51	127,316	-	-	127,367
Expense of new equity issue	-	(1,060)	-	-	(1,060)
Exercise of share options	4	4,788	-	-	4,792
Exercise of warrants	3	5,284	(922)	922	5,287
Share-based payment transactions	-	-	-	927	927
Loss for the period	-	-	-	(14,941)	(14,941)
Balance at 30 June 2014	236	220,333	19,262	(82,057)	157,774

Balance at 1 October 2014	237	220,551	19,260	(81,464)	158,584
Issue of share capital (note 11)	22	127,812	-	-	127,834
Expense of new equity issue	-	(307)	-	-	(307)
Exercise of share options	2	1,139	-	-	1,141
Share-based payment transactions	-	-	-	1,161	1,161
Loss for the period	-	-	-	(32,330)	(32,330)
Other comprehensive loss	-	-	(20)	-	(20)
Balance at 30 June 2015	261	349,195	19,240	(112,633)	256,063

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 30 June 2015

		As at 30 June	As at 30 June	As at 30 September
	Notes	2015	2015	2014
Non-current assets		$000’s	£000’s	£000’s
Goodwill		8,181	5,210	5,210
Other intangible assets		88	56	-
Property, plant and equipment		41,333	26,322	11,639
Deferred tax asset	4	152	97	277
		49,754	31,685	17,126
Current assets
Inventories	6	7,479	4,763	4,777
Taxation recoverable		9,668	6,157	5,251
Trade receivables and other assets	7	3,181	2,026	1,857
Cash and cash equivalents		398,927	254,048	164,491
		419,255	266,994	176,376
Total assets		469,009	298,679	193,502
Current liabilities
Trade and other payables	8	(34,816)	(22,172)	(12,376)
Obligations under finance leases	10	(173)	(110)	(126)
Deferred revenue	9	(5,176)	(3,296)	(4,827)
		(40,165)	(25,578)	(17,329)

Non-current liabilities
Trade and other payables	8	(13,107)	(8,347)	(7,927)
Obligations under finance leases	10	(2,462)	(1,568)	(1,781)
Deferred revenue	9	(11,184)	(7,123)	(7,881)
Total liabilities		(66,918)	(42,616)	(34,918)
Net assets		402,091	256,063	158,584

Equity
Share capital		410	261	237
Share premium account		548,334	349,195	220,551
Other reserves		30,212	19,240	19,260
Accumulated deficit		(176,865)	(112,633)	(81,464)
Total equity		402,091	256,063	158,584

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the nine months ended 30 June 2015

	Nine months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June
	2015	2015	2014
			As restated[1]
	$000’s	£000’s	£000’s
Loss for the period	(50,765)	(32,330)	(14,941)
Adjustments for:
Interest income	(253)	(161)	(80)
Interest expense	94	60	59
Tax benefit	(9,642)	(6,140)	(2,975)
Depreciation of property, plant and equipment	2,622	1,670	1,013
Amortization of intangible assets	3	2	-
Net foreign exchange losses	1,055	672	4,180
Increase/(decrease) in provision for inventories	20	13	(377)
Loss on disposal of property, plant and equipment	(2)	(1)	-
Share-based payment charge	1,831	1,166	927
	(55,037)	(35,049)	(12,194)
Increase in inventories	-	-	351
Increase in trade receivables and other assets	(269)	(171)	(1,083)
Increase in trade and other payables and deferred revenue	8,974	5,715	7,339
Cash used in operations	(46,332)	(29,505)	(5,587)
Research and development tax credits received	8,504	5,415	3,181
Net cash outflow from operating activities	(37,828)	(24,090)	(2,406)
Investing activities
Interest received	242	154	96
Purchases of property, plant and equipment	(22,196)	(14,136)	(4,761)
Purchase of intangible assets	(93)	(59)	-
Proceeds from sales of property, plant and equipment	3	2	-
Net cash outflow from investing activities	(22,044)	(14,039)	(4,665)
Financing activities
Proceeds on exercise of share options	1,792	1,141	4,792
Proceeds of new equity issue	200,736	127,834	127,367
Expenses of new equity issue	(482)	(307)	(1,060)
Proceeds of warrant exercise	-	-	5,287
Interest paid	(100)	(63)	(59)
Proceeds from fit out funding	-	-	5,196
Capital element of finance leases	(359)	(228)	(73)
Net cash inflow from financing activities	201,587	128,377	141,450
Effect of foreign exchange rate changes on cash and cash equivalents	(1,085)	(691)	(4,180)
Net increase in cash and cash equivalents	140,630	89,557	130,199
Cash and cash equivalents at beginning of the period	258,297	164,491	38,069
Cash and cash equivalents at end of the period	398,927	254,048	168,268

1See Note 1.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

1. Significant accounting policies

Basis of preparation

These unaudited condensed consolidated interim financial statements for the three and nine month periods ended 30 June 2015 and 30 June 2014 of GW Pharmaceuticals plc and subsidiaries (collectively, the “Group”) have been prepared in accordance with International Accounting Standard 34 – “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union. These statements were approved by the Board on 6 August 2015.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The balance sheet as at 30 September 2014 was derived from the audited financial statements.

Accounting policies

The significant accounting policies and methods of computation adopted in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2014 in accordance with IFRS. These condensed consolidated interim financial statements include all adjustments necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

IFRS 15 establishes comprehensive guidelines for determining when to recognise revenue and how much revenue to recognise. The core principle in that framework is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard was published in May 2014 and the effective date has been delayed to reporting periods beginning on or after 1 January 2018. The Group has delayed the finalisation of its work on the implementation due to the recent uncertainty regardingthe final effective date. However, the impact is expected to be limited to historic revenue-generative partner agreements. The Directors do not expect that the adoption of other standards and Interpretations in future periods will have a material impact on the financial statements of the Group.

The information for the period ended 30 September 2014 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 30 June 2015, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the three and nine months ended 30 June 2015 have been translated into U.S. dollars at the rate on 30 June 2015 of $1.5703 to £1.0000. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Directors do not consider the business to be seasonal or cyclical.

Restatement – cash flow statement

In the Group’s unaudited condensed consolidated cash flow statement for the comparative nine month period ended 30 June 2014 the Group previously included proceeds received in respect of fit out funding of £7.0 million as part of financing cash flows. £1.8 million of this should have been included in operating cash flows. This classification error has been corrected in these interim financial statements. The impact of this reclassification on the cash flow statement for the nine months ended 30 June 2014 was to decrease operating cash outflow by £1.8 million from £4.2 million as previously reported to £2.4 million and to decrease financing cash inflow by £1.8 million from £143.3 million as previously reported to £141.5 million. Non-cash financing activities in respect of fit out funding for the nine month period ended 30 June 2015 were £1.8 million.

This reclassification had no impact on the loss, net change in cash and cash equivalents for the period or on the closing cash balance previously reported.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

Going concern

At 30 June 2015 the Group had cash and cash equivalents of £254.0 million. The Directors have reviewed the working capital and research and development funding requirements of the Group for the next twelve months and consider that the cash and cash equivalents, recurring revenues, together with the strong development partner relationships that are in place, mean that the Group is well placed to manage its future cash requirements.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the three and nine months ended 30 June 2015.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

2. Segmental Information

Operating Segments

Information reported to the Company’s Board of Directors, the chief operating decision maker for the Group, for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•	Commercial: The Commercial segment distributes and sells the Group’s commercial products. Currently Sativex is promoted through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to MS. The commercial segment will include revenues from the direct marketing of other future approved commercial products. The Group has licensing agreements for the commercialisation of Sativex with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) in the U.S., Novartis Pharma AG in Australia, New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East and Africa, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Commercial segment revenues include product sales, royalties, license, collaboration, and technical access fees, and development and approval milestone fees.

•	Sativex Research and Development: The Sativex Research and Development (“Sativex R&D”) segment seeks to maximise the potential of Sativex through the development of new indications. The current focus for this segment is the Phase 3 clinical development programme of Sativex for use in the treatment of cancer pain. The Group also believe that MS spasticity represents an attractive indication for the U.S. and we intend to pursue an additional clinical development programme for this significant market opportunity. In addition, Sativex has shown promising efficacy in Phase 2 trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programmes. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using our proprietary cannabinoid technology platform. The Group’s product pipeline includes Epidiolex®, a treatment for Dravet syndrome and Lennox-Gastaut syndrome, a second epilepsy product candidate as well as other product candidates in Phase 1 and 2 clinical development for glioma, adult epilepsy, type-2 diabetes and schizophrenia. Pipeline Research and Development segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies. Segment result represents the result of each segment without allocation of share-based payment expenses, and before management and administrative expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Company’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

2. Segmental Information (continued)

Segmental revenues and results

For the Three Months Ended 30 June 2015

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	1,152	-	-	1,152	-	1,152
Research and development fees	-	6,984	202	7,186	-	7,186
License, collaboration and technical access fees	291	-	-	291	-	291
Total revenue	1,443	6,984	202	8,629	-	8,629
Cost of sales	(721)	-	-	(721)	-	(721)
Research and development expenditure	-	(7,957)	(12,618)	(20,575)	(266)	(20,841)
Segmental result	722	(973)	(12,416)	(12,667)	(266)	(12,933)
Management and administrative expenses						(2,984)
Net foreign exchange loss						(8,851)

Operating loss						(24,768)
Interest income						46
Interest expense						(21)
Loss before tax						(24,743)
Tax benefit						3,318
Loss for the period						(21,425)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the three months ended 30 June 2015:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	(53)	(108)	(450)	(611)	(43)	(654)
Increase in provision for inventories	-	-	-	-	-	-

1	The research and development expenditure in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

2. Segmental Information (continued)

Segmental revenues and results

For the Three Months Ended 30 June 2014

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	1,287	-	-	1,287	-	1,287
Research and development fees	-	5,780	202	5,982	-	5,982
License, collaboration and technical access fees	342	-	-	342	-	342
Total revenue	1,629	5,780	202	7,611	-	7,611
Cost of sales	(642)	-	-	(642)	-	(642)
Research and development credit/(expenditure)	110	(6,603)	(3,449)	(9,942)	(227)	(10,169)
Segmental result	1,097	(823)	(3,247)	(2,973)	(227)	(3,200)
Management and administrative expenses						(2,367)
Net foreign exchange loss						(1,744)

Operating loss						(7,311)
Interest income						24
Interest expense						(20)
Loss before tax						(7,307)
Tax benefit						379
Loss for the period						(6,928)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the three months ended 30 June 2014:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	(32)	(80)	(244)	(356)	(16)	(372)
Decrease/(increase) in provision for inventories	110	(105)	(75)	(70)	-	(70)

1	The research and development expenditure in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

2. Segmental Information (continued)

Segmental revenues and results

For the Nine Months Ended 30 June 2015

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	3,111	-	-	3,111	-	3,111
Research and development fees	-	18,303	436	18,739	-	18,739
License, collaboration and technical access fees	998	-	-	998	-	998
Development and approval milestones	97	-	-	97	-	97
Total revenue	4,206	18,303	436	22,945	-	22,945
Cost of sales	(1,935)	-	-	(1,935)	-	(1,935)
Research and development expenditure	(12)	(21,343)	(29,031)	(50,386)	(942)	(51,328)
Segmental result	2,259	(3,040)	(28,595)	(29,376)	(942)	(30,318)
Management and administrative expenses						(7,581)
Net foreign exchange loss						(672)

Operating loss						(38,571)
Interest income						161
Interest expense						(60)
Loss before tax						(38,470)
Tax benefit						6,140
Loss for the period						(32,330)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the nine months ended 30 June 2015:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	(153)	(343)	(1,075)	(1,571)	(99)	(1,670)
Increase in provision for inventories	(12)	(1)	-	(13)	-	(13)

1	The research and development expenditure in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

2. Segmental Information (continued)

Segmental revenues and results

For the Nine Months Ended 30 June 2014

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	3,423	-	-	3,423	-	3,423
Research and development fees	-	17,663	527	18,190	-	18,190
License, collaboration and technical access fees	1,013	-	-	1,013	-	1,013
Total revenue	4,436	17,663	527	22,626	-	22,626
Cost of sales	(1,640)	-	-	(1,640)	-	(1,640)
Research and development credit/(expenditure)	727	(20,306)	(11,058)	(30,637)	(570)	(31,207)
Segmental result	3,523	(2,643)	(10,531)	(9,651)	(570)	10,221
Management and administrative expenses						(5,493)
Net foreign exchange loss						(2,223)

Operating loss						(17,937)
Interest income						80
Interest expense						(59)
Loss before tax						(17,916)
Tax benefit						2,975
Loss for the period						(14,941)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the nine months ended 30 June 2014:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	(79)	(184)	(710)	(973)	(40)	(1,013)
Decrease/(increase) in provision for inventories	829	(254)	(314)	261	-	261

1	The research and development credit in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

2. Segmental Information (continued)

Revenues from the Group’s largest customer are included within the above segments as follows:

	Commercial £’000	Sativex R&D £000’s	Pipeline R&D £000’s	Total £000’s
Three months ended 30 June 2015	70	6,984	202	7,256
Three months ended 30 June 2014	-	5,780	202	5,982
Nine months ended 30 June 2015	210	18,303	439	18,952
Nine months ended 30 June 2014	-	17,663	527	18,190

Geographical analysis of turnover by destination of customer

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2015	2014	2015	2014

	£000’s	£000’s	£000’s	£000’s
UK	190	209	818	670
Europe (excluding UK)	1,010	1,185	2,632	3,038
United States	7,055	5,851	18,513	17,879
Canada	173	165	543	518
Asia	201	201	439	521
	8,629	7,611	22,945	22,626

3. Research and development expenditure

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2015	2014	2015	2014

	£000’s	£000’s	£000’s	£000’s
GW-funded research and development	13,655	4,187	32,589	13,017
Development partner-funded research and development	7,186	5,982	18,739	18,190
Total	20,841	10,169	51,328	31,207

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

4. Tax benefit

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2015	2014	2015	2014

	£000’s	£000’s	£000’s	£000’s
Current period research and development tax credit	(3,429)	(661)	(6,157)	(3,089)
Adjustments in respect of prior year tax credit	-	-	(163)	(281)
Recognition of previously unrecognized deferred tax asset		-	-	(591)
Current period utilization of deferred tax assets	111	282	180	986
Total credit for the period	(3,318)	(379)	(6,140)	(2,975)

The research and development tax credit relates to research and development expenditure claimed under the Finance Act 2000.

In the three and nine months ended 30 June 2015 and 2014, the Group recognized the full estimated benefit for qualifying research and development expenditures incurred during each period, based on the Group’s sustained history of agreeing such claims with HMRC. Any difference in the credit ultimately received is recorded as an adjustment in respect of prior year.

At 30 June 2015, the Group had recognized a deferred tax asset of £0.1 million (30 September 2014: £0.3 million) in respect of £0.5 million (30 September 2014: £1.4 million) of carried forward tax losses that the Group expected to be utilized to offset against future trading profits.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and amended to the extent that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

5. Loss per share

The calculations of loss per share are based on the following results and numbers of shares.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2015	2014	2015	2014

	£000’s	£000’s	£000’s	£000’s
Loss for the period – basic and diluted	(21,425)	(6,928)	(32,330)	(14,941)

	Number of shares
	Three months ended		Three months ended		Nine months ended		Nine months ended
	30 June		30 June		30 June		30 June
	2015		2014		2015		2014

	Million		Million		Million		Million
Weighted average number of ordinary shares	250.7		217.6		241.5		201.6
Less: ESOP trust ordinary shares(1)	-		-		-		-
Weighted average number of ordinary shares for purposes of basic earnings per share	250.7		217.6		241.5		201.6
Effect of potentially dilutive shares arising from share options and warrants(2)	-		-		-		-
Weighted average number of ordinary shares for purposes of diluted earnings per share	250.7		217.6		241.5		201.6
Loss per share—basic	(8.5	p)	(3.2	p)	(13.4	p)	(7.4	p)
Loss per share—diluted	(8.5	p)	(3.2	p)	(13.4	p)	(7.4	p)

(1)	As at 30 June 2015, 34,706 ordinary shares were held in the ESOP trust (30 June 2014: 34,706). The effect is less than 0.1 million ordinary shares for each of the three and nine month periods ended 30 June 2015, and consequently these have not been presented above.
(2)	The impact of 6.2 million and 6.0 million antidilutive share options have been excluded from the diluted loss per share calculation for the three and nine months ended 30 June 2015 (8.7 million and 9.3 million antidilutive share options and warrants for the three and nine months ended 30 June 2014).

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

6. Inventories

	30 June	30 September
	2015	2014

	£000’s	£000’s
Raw materials	348	210
Work in progress	3,327	3,885
Finished goods	1,088	682
	4,763	4,777

Inventory is stated net of a provision for inventories, calculated in accordance with the Group’s accounting policy. The movement in the provision for inventories is as follows:

£000’s
Opening balance – as at 1 October 2013	1,601
Write-down of inventories	569
Write off of inventories included in the provision	(747)
Reversal of write-down of inventories	(829)
Closing balance as at 30 June 2014	594

Opening balance – as at 1 October 2014	351
Write-down of inventories	79
Write off of inventories included in the provision	(316)
Reversal of write-down of inventories	(66)
Closing balance as at 30 June 2015	48

The reversal of write-down of inventories is as a result of an increased level of utilisation, reducing the level of work in progress expected to expire before use.

Inventories with a carrying value of £2.4 million are considered to be recoverable after more than one year from the condensed consolidated balance sheet date, but within the Group’s normal operating cycle (30 September 2014: £3.2 million).

7. Trade receivables and other receivables

	30 June	30 September
	2015	2014

	£000’s	£000’s
Amounts falling due within one year
Trade receivables	263	612
Other receivables	1,002	809
Prepayments and accrued income	761	436
	2,026	1,857

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

8. Trade and other payables

	30 June	30 September
	2015	2014

	£000’s	£000’s
Amounts falling due within one year
Other creditors and accruals	11,795	9,114
Trade payables	5,177	2,342
Fit out funding	287	218
Other taxation and social security	4,913	702
	22,172	12,376
Amounts falling due after one year
Fit out funding	8,347	7,927
	30,519	20,303

Fit out funding represents £8.6 million owed to the Group’s landlord reflecting the liability to repay the £7.8 million of fit out funding received to fund the expansion and upgrades to manufacturing facilities and associated accrued interest of £0.8 million. This is expected to be repaid upon the completion of construction, currently expected to be during the first quarter of the year ending 30 September 2016, over a 15-year term. The Group has estimated that £0.3 million will be due within one year and the remaining £8.3 million is due after one year.

9. Deferred revenue

	30 June	30 September
	2015	2014

	£000’s	£000’s
Amounts falling due within one year
Deferred license, collaboration and technical access fee income	1,174	1,366
Advance research and development fees	2,122	3,461
	3,296	4,827
Amounts falling due after one year
Deferred license, collaboration and technical access fee income	7,123	7,881
	10,419	12,708

Deferred revenues result mainly from the unamortized portion of up-front license fees received in 2005 of £12.0 million from Almirall S.A. and collaboration and technical access fees from other Sativex licensees.

Advance research and development fees represent amounts received from Otsuka for activities to be carried out on behalf of Otsuka. These amounts will be recognized as revenue in future periods as the services are rendered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2015

10. Amounts payable under finance leases

	Minimum lease payments
	30 June	30 September
	2015	2014

	£000’s	£000’s
Amounts payable under finance leases:
Within one year	176	200
In the second to fifth years inclusive	703	838
After five years	1,251	1,382
	2,130	2,420
Less: future finance charges	(452)	(513)
Present value of lease obligations	1,678	1,907

	Present value of minimum lease payments
	30 June	30 September
	2015	2014

	£000’s	£000’s
Amounts payable under finance leases:
Amounts due for settlement within 12 months	110	126
Amounts due for settlement after 12 months	1,568	1,781
	1,678	1,907

At as 30 June 2015, the weighted average lease term remaining is 12.6 years (30 September 2014: 12.3 years). All lease obligations are denominated in sterling.

11. Equity fundraising

During May 2015, the Group successfully completed an equity financing, issuing 22.1 million ordinary shares in the form of ADSs listed on the NASDAQ Global market, raising net proceeds after expenses of $193.3 million (£127.5 million). The proceeds are expected to be used primarily to fund further expansion of our Epidiolex manufacturing capability, enable clinical development of other orphan and pipeline opportunities, and fund pre-launch commercialization activities for Epidiolex in the United States.

12. Contingent Liability

As at 30 June 2015 certain fees associated with ongoing capital expenditure have been estimated. The final fees payable are expected to be agreed and paid when construction is completed, scheduled for the first quarter of the year ending 30 September 2016. We consider that the estimate used results in a possible contingent liability for incremental fees of up to £0.4 million of capital expenditure.